

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 6, 2010

<u>VIA U.S. MAIL</u>

Mr. James A. Graner
Chief Finanical Officer and Treasurer
Graco Inc.
88- 11th Avenue Northeast
Minneapolis, MN 55413

   Re: **Graco Inc.**
      Form 10-K for the Fiscal Year Ended December 26, 2008
      Filed February 17, 2009
      File No. 001-09249

Dear Mr. Graner:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Martin James
           Senior Assistant Chief Accountant